

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 30, 2008

Mr. Grant A. Barber
Executive Vice President and Chief Financial Officer
Hughes Communications, Inc.
11717 Exploration Lane
Germantown, Maryland 20876

      Re: Hughes Communications, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2007
           Filed March 10, 2008
           File No. 001-33040

Dear Mr. Barber:

      We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 13

1.   On pages 14 and 15 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), as you appear to indicate in the carryover paragraph on pages 14 to 15, please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We note that one of the company performance measures under the annual incentive plan is EBITDA. Since your definition of EBITDA differs from the definition derived from the acronym, please label this non-GAAP measure as adjusted EBITDA or some other descriptive label. In addition, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

Targeted Compensation, page 16

3.   Please explain what you mean by your disclosure in the carryover paragraph on pages 16 to 17 that the compensation committee, in making compensation decisions, "compares each element of total compensation against the peer group companies with the goal of setting compensation for our named executive officers at levels similar to that of the peer group companies" (emphasis added). In this regard, the table on page 17 shows that the percentiles of your named executive officers' compensation compared to the peer group companies varied significantly. Please discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation.

Summary Compensation Table, page 18

4.   Disclose all assumptions made in the valuation of awards in the stock and option awards
        columns of the summary compensation table by reference to a discussion of those
        assumptions in your financial statements, footnotes to the financial statements, or
        discussion in management's discussion and analysis. See Instruction 1 to Item
        402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock
        and option awards columns of the director compensation table. See the Instruction to
        Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please file
your letter over EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director